Exhibit 99.1

Nouveau Monde Releases Inaugural ESG Report – Key Focus on Environmental Excellence and Sustainability

» Nouveau Monde continues to be committed to its “Zero Harm” principle, including industry-leading ESG standards, carbon neutrality, and traceability to help power the clean energy transition

» The Company’s inaugural ESG report provides an overview of Nouveau Monde’s core commitments and anchor initiatives

» Nouveau Monde develops its carbon-neutral operations in Québec on a foundation of accountability with a view to contributing to global environmental and sustainability goals

» Robust disclosure and measurement as per international standards ensure transparency and accountability at every step of the Company’s development of what is projected to be the Western World’s largest battery-grade graphite operation

MONTRÉAL--(BUSINESS WIRE)--October 14, 2021--As it strives to become a contributor to the energy transition and circular economy, Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) is publishing its inaugural Environmental, Social, and Governance (“ESG”) Report to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators. The Company’s ESG Report can be consulted here.

Nouveau Monde has embedded leading ESG principles in its business model alongside carbon-neutral operations and traceability of its value chain. Sustainability guided the development of the Matawinie mining project from day one through extensive stakeholder engagement and pioneering design choices to protect the environment, and was carried over in the engineering of the Bécancour battery materials plant. The Company’s ESG Report details anchor initiatives in this regard, including:

+ All-electric open-pit mine and processing facilities underpinned by clean hydropower

+ Progressive land management via innovative and safe co-disposal tailings process and ongoing backfilling during mining operations

+ Collaboration and benefit-sharing agreement with the local communities for job creation, skills training, and community development

+ In-house R&D team as well as partnership with world-class research centers and industry coalitions to be at the forefront of battery advancements

+ Proprietary anode material purification ecotechnology to reduce energy and harmful chemical consumption

Arne H Frandsen, Chairman of Nouveau Monde, commented: “Battery minerals cannot power a sustainable energy revolution unless their extraction and value-added transformation are done on a “Zero-Harm” basis. Nouveau Monde has anchored its business strategy on the essence of best-of-class ESG principles, where we focus on protecting the natural environment that has created our unique graphite anode raw materials. We are committed to our Zero-Harm philosophy while we aim at being a catalyst for growth and shared value for people and the environment in which we live. We as a team develop what is projected to be the Western World’s largest anode quality graphite operation, supporting the electrification of mobility as well as the renewable energy storage markets.”

The Company’s inaugural ESG Report provides an overview of Nouveau Monde’s historical and current commitments, anchor initiatives, and footprint with a view to contributing to global sustainability goals. From mining and advanced manufacturing to electric vehicles and energy storage, Nouveau Monde strives to drive greater sustainability along its value chain.

Eric Desaulniers, Founder, President, and CEO of Nouveau Monde, added: “Today, we are bringing to light our ESG achievements and setting the tone for our growth. We are committed to executing our business plan responsibly to deliver on our commitments to stakeholders, shareholders, and customers. We invite peers, competitors, and leaders from every sector of society to join our efforts; sustainability knows no boundaries. Through collaboration and innovation, we could multiply the impact of our actions for a decarbonized future.”

The Company has aligned its disclosure with internationally recognized frameworks, namely the United Nations’ Sustainable Development Goals (“SDGs”), the Global Reporting Initiative (“GRI”), and Sustainability Accounting Standards Board (“SASB”). The Company is committed to engaging in this transparency and accountability exercise yearly to provide its shareholders and stakeholders with a comprehensive set of data on its environmental, social, and governance performance. Nouveau Monde also intends to seek independent assessment and rating of its practices to complement this disclosure.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the Company’s sustainability goals and commitments, the Company’s initiatives outlined in the ESG Report, including the all-electric open-pit mine, the Company’s commitment to our Zero-Harm philosophy, the Company’s contribution to growth and shared value, the expected importance of the Company in the Western World, the Company’s goal of fostering sustainability throughout its value chain, the Company’s commitment to provide annual ESG reports and to seek independent assessment and rating, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com